Exhibit (m)

FORM OF DISTRIBUTION (RULE 12B-1) PLAN

OF

HENNESSY FUNDS TRUST

As Adopted and Effective as of ______ ___, 2012

WHEREAS, Hennessy Funds Trust (the “Trust”) is registered with the Securities and Exchange Commission as an open-end management investment company under the Investment Trust Act of 1940, as amended (the “1940 Act”);

WHEREAS, it has been determined that the series of the Trust set forth on Schedule A hereto (each a “Fund” and collectively the “Funds”) will pay for certain costs and expenses incurred in connection with the distribution and servicing of shareholders of the Investor Class of shares of the Funds;

WHEREAS, the Board of Trustees of the Trust adopted this Distribution (Rule 12b-1) Plan for Investor Class shares of the Funds (the “Plan”) as set forth herein pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Board of Trustees of the Trust, in considering whether a Fund should implement the Plan, requested and evaluated such information as it deemed necessary to make an informed determination as to whether the Plan should be implemented and considered such pertinent factors as it deemed necessary to form the basis for a decision to use assets of a Fund for such purposes; and

WHEREAS, the Trust may enter into agreements with dealers and other financial service organizations to obtain various distribution-related and/or shareholder services for the Funds, all as permitted and contemplated by Rule 12b-1 under the 1940 Act; it being understood that to the extent any activity is one which a Fund may finance without a Rule 12b-1 plan, the Fund may also make payments to finance such activity outside such plan and not subject to its limitations.

NOW, THEREFORE, the Trust hereby adopts this Plan in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions:

1.   Distribution and Service Fee.  Each Fund may charge a distribution expense and service fee on an annualized basis of 0.25% of its average daily net assets.  Such fee shall be calculated and accrued daily and paid at such intervals as the Board of Trustees of the Trust shall determine, subject to any applicable restriction imposed by rules of the Financial Industry Regulatory Authority.

2.   Permitted Expenditures.  The amount set forth in paragraph 1 of this Plan shall be paid for services or expenses primarily intended to result in the sale of shares of a Fund.  A Fund may pay all or a portion of this fee to any securities dealer, financial institution or any other person who renders personal service to the Fund’s shareholders, assists in the maintenance of the

Fund’s shareholder accounts or who renders assistance in distributing or promoting the sale of shares of the Fund pursuant to a written agreement approved by the Board of Trustees (the “Related Agreement”).  To the extent such fee is not paid to such persons, a Fund may use the fee for its expenses of distribution of its shares, including, but not limited to, payment by the Fund of the cost of preparing, printing and distributing Prospectuses and Statements of Additional Information to prospective investors and of implementing and operating the Plan as well as payment of capital or other expenses of associated equipment, rent, salaries, bonuses, interest and other overhead costs.

3.   Effective Date of Plan.  This Plan has been duly adopted and approved by votes of a majority of both (i) the Board of Trustees of the Trust and (ii) those Trustees of the Trust who are not “interested persons” of the Trust (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-1 Trustees”), cast in person, and shall take effect  immediately.

4.   Continuance.  Unless otherwise terminated pursuant to paragraph 6 below, following the effective date of the Plan for a Fund this Plan shall continue in effect for as long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.

5.   Reports.  Any person authorized to direct the disposition of monies paid or payable by a Fund pursuant to this Plan or any Related Agreement shall provide to the Trust’s Board of Trustees and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

6.   Termination.  This Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Trustees, or, with respect to a Fund, by vote of a majority of the outstanding shares of the Fund.  In the event of termination or non-continuance of this Plan, the Trust may reimburse any expense which it incurred prior to such termination or non-continuance, provided that such reimbursement is specifically approved by both a majority of the Board of Trustees and a majority of those Trustees of the Trust who are not interested persons of the Trust.

7.   Amendments.  This Plan may not be amended to increase materially the amount of payments provided for in paragraph 1 hereof unless such amendment is approved in the manner provided for initial approval in paragraph 3 hereof and by the shareholders of the applicable Fund.  No other amendment to the Plan may be made unless approved in the manner provided for approval of this Plan in paragraph 3.

8.   Selection of Trustees.  While this Plan is in effect, the selection and nomination of Trustees who are not interested persons (as defined in the 1940 Act) of the Trust shall be committed to the discretion of the Trustees who are not interested persons.

9.   Records.  The Trust shall preserve copies of this Plan and any Related Agreement and all reports made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of this Plan, or the agreements or such report, as the case may be, the first two years in an easily accessible place.

10. Assignment.   This Plan will not be terminated by an assignment, however, an assignment will terminate any agreement under this Plan involving any such assignment.

11. Severability.   If any provision of this Plan is held to be invalid or is made invalid by a court decision, statute, rule or otherwise, the remainder of this Plan shall not be affected thereby.

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SCHEDULE A

To the Distribution (Rule 12b-1) Plan of Hennessy Funds Trust

Name of Fund
Hennessy Select Focus Fund
Hennessy Select Large Cap Financial Fund
Hennessy Select Small Cap Financial Fund
Hennessy Select Technology Fund
Hennessy Select Gas Utility Index Fund
Hennessy Select Balanced Fund
Hennessy Select Core Bond Fund